Filed by Office Depot, Inc.

Commission File No. 1-10948

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No. 1-05057

Date: April 9, 2013

April 9, 2013

Dear Associates,

I want to update you on some of the latest milestones surrounding our planned merger with OfficeMax. I am pleased to tell you that we are making progress on the key items needed to bring Office Depot and OfficeMax together as one great company.

As anticipated, we received a Request for Additional Information and Documentary Materials (“Second Request”) from the Federal Trade Commission (“FTC”). We remain optimistic about the regulatory process and will continue to work cooperatively with the FTC as it conducts its review of the proposed combination.

Today, we filed our S-4 Registration Statement with the Securities and Exchange Commission (“SEC”) and issued an accompanying press release. The S-4 forms the basis of the joint proxy statement/prospectus that eventually will be sent to the shareholders of both companies asking them to approve the deal. The document includes a description of the merger, insight concerning how the Boards of Directors of both companies came to recommend the transaction, detailed financial information for Office Depot and OfficeMax and financial projections for the combined company. (The filing is available for review on our Investor Relations website.)

As part of the S-4 filing, you will also note that both Boards have announced the members of the CEO selection committee that will begin an internal and external search to identify candidates to lead the combined company. Office Depot has designated current board members Nigel Travis, Marty Evans and Tom Colligan; and OfficeMax has designated Jim Marino, Rakesh Gangwal and Francesca Ruiz de Luzuriaga to the committee. Nigel and Jim will serve as co-chairs of the selection committee.

In addition, we have named our Integration Leads for both businesses. The Integration Executive for Office Depot will be Mike Newman, Executive Vice President and Chief Financial Officer; for OfficeMax, Bruce Besanko, Executive Vice President, Chief Financial Officer and Chief Administrative Officer.

By the time the S-4 is finalized and declared effective by the SEC, we will have set the date for the special shareholder meeting to seek the necessary approvals from shareholders.

The completion and filing of the S-4 illustrates the strong collaboration that is beginning to occur between the two organizations as well as the support we continue to receive at the board level from both Office Depot and OfficeMax.

In recent weeks, executives from both companies have started to meet and discuss a broad range of integration topics. As we look at the months ahead, next steps include beginning the integration planning preparation phase and starting to identify “Day 1” requirements. These are all the processes, structures, accountabilities and outputs that must be ready to go on the very first day following FTC approval of the merger.

Our Communications, Marketing and Investor Relations teams are working diligently to ensure that we keep our associates, customers and shareholders updated on the merger progress. Our Human Resources team continues to recruit to fill critical open positions.

In my last letter, I talked about it being “business as usual” at Office Depot. I can assure you that we are working closely with the business units to make decisions that are in the best interest of our company, to bring swift resolution to issues and to maximize opportunities as they arise. Our goal is to make sure we deliver uninterrupted service and value to our customers and vendors, even while we may be experiencing unusual events ourselves.

We still expect the merger to close sometime late in the year, and I certainly appreciate all of your hard work in continuing to serve our customers and achieve our 2013 operating targets under unique circumstances.

Thank you, as always, for your dedication to Office Depot.

Neil

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT INFORMATION HAS BEEN AND WILL BE FILED WITH THE SEC

Office Depot, Inc. (“Office Depot”) has filed with the SEC a registration statement on Form S-4 that includes a preliminary Joint Proxy Statement of Office Depot and OfficeMax Incorporated (“OfficeMax”) that also constitutes a preliminary prospectus of Office Depot. The registration statement has not yet become effective. Office Depot and OfficeMax plan to mail the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-7878, and will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800.

PARTICIPANTS IN THE SOLICITATION

Office Depot and OfficeMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Office Depot and OfficeMax in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Office Depot and OfficeMax in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 15, 2012, which are filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 19, 2013, which are filed with the SEC.

OFFICE DEPOT SAFE HARBOR STATEMENT

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Office Depot, the merger and other transactions contemplated by the merger agreement, Office Depot’s long-term credit rating and its revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Office Depot, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of Office Depot’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the merger; the risks that the new businesses will not be integrated successfully or that Office Depot will not realize estimated cost savings and synergies; Office Depot’s ability to maintain its current long-term credit rating; unanticipated changes in the markets for its business segments; unanticipated downturns in business relationships with customers or their purchases from Office Depot; competitive pressures on Office Depot’s sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. Investors and shareholders should carefully consider the foregoing factors and the other risks and uncertainties that affect Office Depot’s business described in its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. Office Depot does not assume any obligation to update these forward-looking statements.